Exhibit 12.1

Statement of Computation of Ratios
Preferred Apartment Communities, Inc.
Ratio of Earnings to Fixed Charges

	Six months
	ended June 30,
	2011
Fixed Charges:
Interest expensed and deferred loan costs to be amortized	$1,007,698
Amortization of deferred loan costs related to mortgage indebtedness	21,541

Fixed Charges	1,029,240

Earnings:
Net loss	(4,413,848)
Add: Fixed charges	1,029,240
Less: Deferred loan costs to be amortized	(594,598)

Earnings	$(3,979,206)

Ratio of Earnings to Fixed Charges	(3.87	) X